UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2020

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of 2020 Annual Shareholder Meeting

On August 12, 2020, Kornit Digital Ltd. (the “Company”) held its 2020 annual general meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on six proposals, which are listed below and which were described in more detail in the Company’s notice and proxy statement for the Annual Meeting, which were attached as Exhibits 99.1 and 99.2 to the Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that the Company furnished to the Securities and Exchange Commission (the “SEC”) on July 2, 2020. Certain background information concerning Proposal 5 for the Annual Meeting was modified as described in the Form 6-K that the Company furnished to the SEC on July 27, 2020. Those descriptions are incorporated by reference herein.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”), at the Annual Meeting, each of the following six proposals (and each sub-proposal thereof) was approved by the requisite ordinary majority and/or special majority (as applicable) of the Company’s ordinary shares under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s articles of association:

(1)	Re-election of each of (a) Mr. Ofer Ben Zur, (b) Ms. Lauri Hanover and (c) Mr. Gabi Seligsohn for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2023 and until his or her successor is duly elected and qualified;

(2)	Re-election of Mr. Yehoshua (Shuki) Nir for a two-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2022 and until his successor is duly elected and qualified;

(3)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2020 and the additional period until the Company’s 2021 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation;

(4)	Re-adoption and amendment of the compensation policy for the Company’s office holders (as defined under the Israeli Companies Law, 5759-1999);

(5)	Approval of an amended compensation package for Mr. Ronen Samuel, the Company’s chief executive officer; and

(6)	Approval of the terms of an updated annual compensation package for all current and future non-employee directors of the Company, including cash compensation, grants of restricted share units and other customary compensation elements.

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-232070) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567 and 333-237346).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: August 12, 2020	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

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